Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the associated preferred stock purchase rights)
of
WILD OATS MARKETS, INC.
at
$18.50 Net Per Share
by
WFMI Merger Co.
a wholly-owned subsidiary of
Whole Foods Market, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON TUESDAY, MARCH 27, 2007, UNLESS THE OFFER IS EXTENDED.

WFMI Merger Co., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Whole Foods Market, Inc., a Texas corporation (“WFM”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 (together with the associated preferred stock purchase rights, “Shares”), of Wild Oats Markets, Inc., a Delaware corporation (“Wild Oats”), at a price of $18.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated February 21, 2007 (the “Merger Agreement”), among Purchaser, Wild Oats, and WFM, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Wild Oats and Wild Oats will be the surviving corporation (the “Merger”). There is no financing condition to the Offer, but the Offer is subject to other conditions set forth in this Offer to Purchase. See Section 13—“Certain Conditions of the Offer”.

In connection with the Offer and the Merger Agreement, WFM and Purchaser entered into a Tender and Support Agreement, dated February 21, 2007 (the “Tender Agreement”), with Yucaipa American Alliance Fund I, L.P., a Delaware limited partnership, and Yucaipa American Alliance (Parallel) Fund I, L.P., a Delaware limited partnership (collectively, the “Yucaipa Stockholders”), and Wild Oats. In the Tender Agreement, the Yucaipa Stockholders have agreed to accept the Offer and tender (and not withdraw) all Shares beneficially owned by them in the Offer, and to vote all their Shares in favor of the Merger. The Shares owned by the Yucaipa Stockholders represent approximately 18% of the outstanding Shares.

The Wild Oats board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to and in the best interests of the holders of Shares. The Wild Oats board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

IMPORTANT

Any stockholder of Wild Oats wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of

Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Wild Oats who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

February 27, 2007

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer (as defined below), the Merger (as defined below) and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Purchaser (as defined below).

WFMI Merger Co., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Whole Foods Market, Inc., a Texas corporation (“WFM”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 (together with the associated preferred stock purchase rights, the “Shares”), of Wild Oats Markets, Inc., a Delaware corporation (“Wild Oats”), at a price of $18.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are WFMI Merger Co., a Delaware corporation formed for the purpose of making this Offer. We are a wholly-owned subsidiary of WFM. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Purchaser and WFM.”  The Offer is being made in connection with the Agreement and Plan of Merger, dated February 21, 2007 (the “Merger Agreement”), among Purchaser, Wild Oats and WFM, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Wild Oats and Wild Oats will be the surviving corporation (the “Merger”).

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the Shares that are outstanding during the offering period for the Offer, including all outstanding restricted stock and restricted stock units and any shares of common stock that may be issued upon exercise of existing stock options or the conversion of Wild Oats’ outstanding convertible debentures after we commence the Offer. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.50 per Share net to you, in cash. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

WFM, our parent company, will provide us with sufficient funds to purchase all Shares successfully tendered in the Offer and to provide funding for our Merger with Wild Oats, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. WFM intends to provide us

i

with the necessary funds from cash on hand, a new $700 million senior credit facility and an increase in WFM’s existing revolving credit facility. See Section 12—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•       the Offer is being made for all Shares outstanding on a fully diluted basis solely for cash;

•       we, through our parent company, WFM, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our combined financial capacity in relation to the amount of consideration payable;

•       the Offer is not subject to any financing condition; and

•       if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 12—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

The initial offering period for the Offer will end at 12:00 midnight, New York City time, on March 27, 2007, unless we extend the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement to extend the Offer for one or more periods determined by us of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by us, except that we are not required (but will be entitled) to extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•       the Minimum Tender Condition (as defined below) is not satisfied but all other conditions to the Offer are satisfied or waived, unless an extension is required by law or a stock exchange rule;

•       the offer condition set forth in subparagraph 2(a) of Section 13—“Certain Conditions of the Offer” is not satisfied or waived (other than by reason of a judgment, injunction or order that is not final or that remains subject to appeal); or

•       Wild Oats is in breach of the Merger Agreement, the breach would result in a failure of the offer condition set forth in subparagraph 2(d) of Section 13—“Certain Conditions of the Offer” to be satisfied, and the breach either is not capable of being cured within 30 days following notice to Wild Oats or, if capable of being cured within that period, has not been so cured.

The term “Minimum Tender Condition” is defined in Section 13—“Certain Conditions of the Offer” and generally requires that (A) the number of Shares which have been validly tendered and not withdrawn prior to the expiration of the Offer, plus (B) the number of Shares, if any, then beneficially owned by WFM, Purchaser and any subsidiary or affiliate of WFM or Purchaser, taken as a whole, constitutes at least a majority of the total number of the then-outstanding Shares on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares, if any, which Wild Oats would be required to issue, pursuant to any then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then exercisable). Pursuant to the Tender Agreement, the Yucaipa Stockholders have agreed to tender all 5,375,600 Shares owned by them (the “Yucaipa Shares”), representing approximately 18% of the issued and outstanding Shares. The Yucaipa Shares must be validly tendered (and not withdrawn) in order for the Minimum Tender Condition to be satisfied.

In any event, Purchaser is not required to extend the Offer beyond the Outside Date (as defined below), or at any time when Purchaser is permitted to terminate the Merger Agreement,, and Purchaser is not permitted to extend the Offer beyond the Outside Date without the prior written consent of Wild Oats. See Sections 1—“Terms of the Offer” and 13—“Certain Conditions of the Offer.”  In this Offer to Purchase, the “Outside Date” shall mean June 30, 2007; provided, that if, as of June 30, 2007, either (i) all of the conditions to the consummation of the Offer or the Merger (as applicable) shall have been satisfied, other than (A) the Merger Agreement being approved by the Wild Oats stockholders, or (B) the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated, or (ii) any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger (as applicable) and such order, decree, ruling or other action has not become final and nonappealable, then the Outside Date shall mean August 31, 2007.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•       satisfaction of the Minimum Tender Condition; and

•       expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares in the Offer under the HSR Act.

The Offer is also subject to a number of other important conditions. We can waive some of these conditions without Wild Oats’ consent. However, we cannot waive the Minimum Tender Condition without the consent of Wild Oats. See Section 13—“Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”),  together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Market trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3—“Procedures for Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by April 27, 2007, you may withdraw them at any time after that date until we accept your Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

What does the Wild Oats board of directors think of the Offer?

The Wild Oats board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Wild Oats board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10—“Background of the Offer; Contacts with Wild Oats” below. A more complete description of the reasons of the Wild Oats board of directors’ approval of the Offer and the Merger is set forth in Wild Oats’ Solicitation Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

Have any stockholders previously agreed to tender their Shares?

Yes. The Yucaipa Stockholders, who collectively beneficially own approximately 18% of the outstanding Shares, have agreed to tender (and not withdraw) their Shares in the Offer and to vote all their Shares in favor of the Merger. See Section 11—“Purpose of the Offer and Plans for Wild Oats; Merger Agreement.”

If a majority of the Shares are tendered and accepted for payment, will Wild Oats continue as a public company?

No.  Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Wild Oats no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Wild Oats’ common stock will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges, there may not be an active public trading market for Wild Oats common stock, and Wild Oats may no longer be required to make filings with the Securities and Exchange Commission (the “Commission”) or otherwise comply with the Commission rules relating to publicly held companies. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into Wild Oats. If that Merger takes place, WFM will own all of the Shares and all remaining stockholders of Wild Oats (other than any subsidiaries of WFM and any of its subsidiaries) will receive $18.50 per Share in cash (or any higher price per Share that is paid in the Offer). See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, there may be so few remaining stockholders and publicly traded Shares that Wild Oats common stock will no longer be eligible to be traded through the Nasdaq Global Market or other securities exchanges and there may not be an active public trading market for Wild Oats common stock. Also, as described above, Wild Oats may no longer be required to make filings with the Commission or otherwise comply with the Commission rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

What is the market value of my Shares as of a recent date?

On February 20, 2007, the last trading day before we announced the Offer, the last sale price of Wild Oats common stock reported on the Nasdaq Global Market during normal trading hours was $15.78 per share. On February 23, 2007, the second to last trading day before we commenced the Offer, the last sale price of Wild Oats common stock reported on the Nasdaq Global Market during normal trading hours was $18.43 per share. We encourage you to obtain a recent quotation for Shares of Wild Oats common stock in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (866) 313-2357 (toll free) or RBC Capital Markets Corporation (“RBC Capital Markets”) at (415) 633-8668 (direct) and (800) 777-9315 x 8668 (toll free). Georgeson Inc. is acting as the information agent (the “Information Agent”) and RBC Capital Markets is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

v

To All Holders of Shares of Common Stock of
WILD OATS MARKETS, INC.:

INTRODUCTION

WFMI Merger Co., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Whole Foods Market, Inc., a Texas corporation (“WFM”), hereby offers to purchase all outstanding shares of common stock, par value $0.001 (“Shares”) of Wild Oats Markets, Inc., a Delaware corporation (“Wild Oats”), at a price of $18.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Shares tendered for sale in the Offer shall include the associated preferred stock purchase rights for such Shares (“Rights”) that are issued pursuant to the Rights Agreement, dated May 22, 1998 (as amended, the “Rights Agreement”), by and between Wild Oats and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A., as Rights Agent. Unless the context otherwise requires, all references to “Shares” include the associated Rights for those shares.

The Offer is being made in connection with the Agreement and Plan of Merger, dated February 21, 2007 (the “Merger Agreement”), among Purchaser, Wild Oats and WFM, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Wild Oats and Wild Oats will be the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of Wild Oats, owned by WFM, Purchaser or any wholly-owned subsidiary of WFM, Purchaser or Wild Oats, or held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for Wild Oats; Merger Agreement.” Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger” below describes certain material U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the adoption of the “agreement of merger” (as such term is used in Section 251 of the Delaware General Corporation Law (the “DGCL”)) set forth in the Merger Agreement by the requisite vote of stockholders of Wild Oats. Under the DGCL, the affirmative vote of a majority of the outstanding Shares to adopt the agreement of merger is the only vote of any class or series of Wild Oats’ capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of Wild Oats’ stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer, the Top-Up Option (as defined in Section 11 below), or otherwise, Purchaser and its affiliates own more than 90% of the outstanding Shares, Purchaser will be able to effect the Merger without seeking the affirmative vote of any other stockholder. WFM and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by WFM, Purchaser or their controlled affiliates will be voted in favor of the Merger.

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by WFM, Purchaser and their respective subsidiaries or affiliates, taken as a whole, includes all of the Shares subject to the Tender Agreement and constitutes at least a majority of the total number of then-outstanding Shares, on a fully diluted basis (as more fully described in Section 13, the “Minimum Tender Condition”), and (b) subject to certain exceptions, no effect, change, fact, event, development, occurrence or circumstance that, individually or together with any other effect, change, fact, event, development, occurrence or circumstance, (a) is materially adverse to the condition (financial or otherwise), properties, business, operations, results of operations, assets or liabilities of Wild Oats and all of its subsidiaries, taken as a whole; or (b) materially and adversely effects the consummation of the transactions contemplated by the Merger Agreement, shall have occurred after the date of the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13—“Certain Conditions of the Offer.”

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MARCH 27, 2007, UNLESS EXTENDED. SEE SECTIONS 1, 13 AND 15—“TERMS OF THE OFFER,” “CERTAIN CONDITIONS OF THE OFFER,” AND “CERTAIN LEGAL MATTERS.”

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5—“Material United States Federal Income Tax Consequences of the Offer and the Merger.”  Purchaser will pay all charges and expenses of the Computershare Trust Company, N.A. (the “Depositary”) and Georgeson Inc. (the “Information Agent”).

The Wild Oats board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Wild Oats board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For factors considered by the board of directors of Wild Oats, see Wild Oats’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Citigroup Global Markets Inc. (“Citigroup”) has delivered to the Wild Oats board of directors a written opinion, dated February 20, 2007, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of Citigroup’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as an exhibit to the Schedule 14D-9.

The DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the Top-Up Option, WFM will effect a short-form merger of Purchaser into Wild Oats in accordance with the DGCL as soon as reasonably practicable. See Section 15—“Certain Legal Matters.”

No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.   Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, March 27, 2007, unless Purchaser, in accordance with the Merger Agreement, has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Certain Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Wild Oats, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13—“Certain Conditions of the Offer,” (e) amend or modify those conditions in a manner adverse to the holders of Shares, (f) extend the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, as of the Expiration Date, promptly following such date we will accept for payment, purchase and pay for any and all Shares validly tendered and not withdrawn by the Expiration Date. We may, without Wild Oats’ consent, (a) extend the Offer for one or more periods of time up to 20 business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied, until such time as such offer conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation or requirement of the Commission or the Nasdaq Global Market applicable to the Offer, or (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, without the prior written consent of Wild Oats, we will not extend the Offer beyond the Outside Date.

We have agreed under the Merger Agreement to extend the Offer for one or more periods determined by us of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by us, except that we are not required (but will be entitled) to extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•       the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived, unless an extension is required by law or a stock exchange rule;

•       the offer condition set forth in subparagraph (a) of paragraph 2 of Section 13—“Certain Conditions of the Offer” is not satisfied or waived (other than by reason of a judgment, injunction or order that is not final or that remains subject to appeal); or

•       Wild Oats is in breach of the Merger Agreement, the breach would result in a failure of the offer condition set forth in subparagraph (d) of paragraph 2 of Section 13—“Certain Conditions of the Offer” to be satisfied, and the breach either is not capable of being cured within 30 days following notice to Wild Oats or, if capable of being cured within that period, has not been so cured.

In any event, Purchaser is not required to extend the Offer beyond the Outside Date, or at any time when Purchaser is permitted to terminate the Merger Agreement, and Purchaser is not permitted to extend the Offer beyond the Outside Date without the consent of Wild Oats. See Sections 1 and 13—“Terms of the Offer” and “Certain Conditions of the Offer.”

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Certain Conditions of the Offer” have not been satisfied or waived. Under certain circumstances, WFM and Purchaser may terminate the Merger Agreement and the Offer.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See Sections 13—“Certain Conditions of the Offer” and 15—“Certain Legal Matters,” without prejudice to our rights set forth in Section 13—“Certain Conditions of the Offer.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

As of the date of this Offer to Purchase, the Rights do not trade separately from the Shares. Accordingly, by tendering Shares, you are automatically tendering a corresponding number of Rights. If, however, the Rights detach and separate certificates representing the Rights are issued, tendering stockholders will be required to deliver the certificates representing such Rights with the Shares.

Pursuant to Rule 14d-11 under the Exchange Act, we may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

Wild Oats has agreed to provide Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Wild Oats’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.   Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, any and all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 13—“Certain Conditions of the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the Commission, Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.”  For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for

Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to one or more direct or indirect wholly-owned subsidiaries of WFM, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, Purchaser may assign any of its rights to any direct or indirect wholly-owned subsidiary of WFM, but no such assignment will relieve Purchaser or WFM from its obligations under the Merger Agreement.

3.   Procedures for Tendering Shares

Valid Tender of Shares.   Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.   The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.   Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery.   A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•       such tender is made by or through an Eligible Institution;

•       a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•       the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements.   Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.   The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.   By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Wild Oats, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of WFM, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.   Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until theretofore accepted for payment by Purchaser pursuant to the Offer, such Shares may also be withdrawn at any time after April 27, 2007.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of WFM, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after April 27, 2007 unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.   Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address

U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (at a rate of 28%) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of Shares that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

(a)          the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty));

(b)         the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

(c)          the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or an IRS Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6.   Price Range of Shares; Dividends

According to Wild Oats’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005, the Shares are traded on the Nasdaq Global Market under the symbol “OATS.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the Nasdaq Global Market as reported in Wild Oats’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005 with respect to periods occurring in 2005 and as reported by published financial sources with respect to periods occurring in 2006 and 2007:

Fiscal Year	High	Low
2005:
First Quarter	$10.80	$6.11
Second Quarter	$12.34	$9.81
Third Quarter	$13.88	$11.57
Fourth Quarter	$12.92	$10.91
2006:
First Quarter	$20.33	$11.75
Second Quarter	$19.49	$15.70
Third Quarter	$20.27	$15.35
Fourth Quarter	$18.67	$14.02
2007:
First Quarter (through February 23, 2007)	$18.52	$13.88

On February 20, 2007, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the Nasdaq Global Market during normal trading hours was $15.78 per Share. On February 23, 2007, the second to last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the Nasdaq Global Market during normal trading hours was $18.43 per Share. Wild Oats has never paid dividends. Under the terms of the Merger Agreement, Wild Oats is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of WFM. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.   Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares.   The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Global Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“Nasdaq”), Nasdaq would consider disqualifying the Shares for listing on the Nasdaq Global Market (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Wild Oats has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) Wild Oats has stockholders’ equity of less than $2.5 million, (ii) the market value of Wild Oats’ listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Wild Oats’ net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Wild Oats, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Wild Oats, there are approximately 29,840,000 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the Nasdaq Global Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.   The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Wild Oats upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Wild Oats to its stockholders and to the Commission and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Wild Oats. Furthermore, the ability of “affiliates” of Wild Oats and persons holding “restricted securities” of Wild Oats to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq. Purchaser intends to seek to cause Wild Oats to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.   The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.   Certain Information Concerning Wild Oats

The following description of Wild Oats and its business has been taken from Wild Oats’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and Wild Oats’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, and is qualified in its entirety by reference to such reports.

Wild Oats is a Delaware corporation with its principal executive offices located at 1821 30th Street, Boulder, Colorado  80301. Wild Oats’ telephone number at such principal executive offices is (303) 440-5220.

Wild Oats is one of the largest natural and organic foods supermarket chains in North America. As of September 30, 2006, Wild Oats operated 114 natural foods stores in 24 states and British Columbia, Canada under several names, including Wild Oats Marketplace (nationwide), Henry’s Farmers Market (southern California), Sun Harvest (Texas), and Capers Community Market (British Columbia, Canada)

Wild Oats is dedicated to providing a broad selection of natural, organic and gourmet foods, environmentally friendly household products and natural vitamins, supplements, herbal and homeopathic remedies and body care products at competitive prices, in an inviting and educational store environment that emphasizes customer service. Wild Oats’ broad selection of natural and organic products appeals to health-conscious shoppers while offering virtually every product category found in a conventional supermarket, including dry grocery, produce, meat, poultry, seafood, dairy, frozen, prepared foods, bakery, vitamins and supplements, health and body care, and household items.

Available Information.   Wild Oats is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Wild Oats’ business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Wild Oats’ securities, any material interests of such persons in transactions with Wild Oats, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Wild Oats’ stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, DC can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Wild Oats, who file electronically with the Commission. The address of that site is http://www.sec.gov.

Sources of Information.   Except as otherwise set forth herein, the information concerning Wild Oats contained in this Offer to Purchase has been based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of WFM, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Wild Oats contained in such documents and records or for any failure by Wild Oats to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.   Certain Information Concerning Purchaser and WFM

Purchaser.   Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is wholly-owned subsidiary of WFM. The principal executive offices of Purchaser are located at 550 Bowie Street, Austin, Texas 78703, and Purchaser’s telephone number at such principal executive offices is (512) 477-4455.

WFM.   WFM is a public company whose common stock is traded on the Nasdaq Global Select Market under the symbol “WFMI”. WFM is the largest food retailer of natural and organic products. Our mission is to promote the vitality and well-being of all individuals by supplying the highest quality, most wholesome foods available. Since the purity of our food and the health of our bodies are directly related to the purity and health of our environment, our core mission is devoted to the promotion of organically grown foods, food safety concern, and the sustainability of our entire ecosystem. Through our growth, we have had a large and positive impact on the natural and organic foods movement throughout the United States, helping lead it to nationwide acceptance over the last 26 years.

WFM is a Texas corporation incorporated in 1980. WFM is based in Austin, Texas and conducts business through various wholly-owned subsidiaries. WFM’s principal offices are located at 550 Bowie Street, Austin, Texas 78703, and its phone number is (512) 477-4455.

WFM opened its first store in Austin, Texas in 1980 and completed its initial public offering in January 1992. WFM operate 191 stores organized into 11 geographic operating regions, each with its own leadership team: 182 stores in 31 U.S. states and the District of Columbia; three stores in Canada; and six stores in the United Kingdom. WFM’s stores are supported by regional distribution centers, bakehouse facilities, commissary kitchens, seafood-processing facilities, produce procurement centers, a national meat purchasing office and a specialty coffee procurement and roasting operation.

Additional Information.   The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of WFM and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of WFM, Purchaser or, to the knowledge of WFM or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of WFM, Purchaser or, to the knowledge of WFM or Purchaser after reasonable inquiry, any of the persons listed in Schedule A (other than one of our directors, as noted below) or any associate or majority-owned subsidiary of WFM, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Wild Oats (one of our directors, Mr. Hass Hassan, received 1,000 shares of Wild Oats common stock when Wild Oats purchased Boulder-based Alfalfa’s Markets, which Mr. Hassan co-founded, in July 1996); (b) none of WFM, Purchaser or, to the knowledge of WFM or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Wild Oats during the past 60 days; (c) none of WFM, Purchaser, their subsidiaries or, to the knowledge of WFM or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Wild Oats (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between any of WFM, Purchaser, their subsidiaries or, to the knowledge of WFM or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Wild Oats or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of WFM, Purchaser, their subsidiaries or, to the knowledge of WFM or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Wild Oats or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Wild Oats’ securities, an election of Wild Oats’ directors or a sale or other transfer of a material amount of assets of Wild Oats.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash; (b) the Offer is not subject to any financing condition; (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger; and (d) WFM has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10.   Background of the Offer; Contacts with Wild Oats

WFM and Wild Oats are both leaders in natural and organic foods. WFM was founded in 1980 in Austin, Texas through the combination of Safer Way Natural Foods (which was owned by WFM’s CEO and Chairman, John Mackey) and Clarksville Natural Grocery. Wild Oats was founded in 1987 in Boulder Colorado through the purchase of an existing vegetarian natural foods store, Crystal Market. WFM has approached Wild Oats from time to time over the last 15 years to inquire if Wild Oats’ management had any interest in a strategic business combination, but all of those contacts were informal, and none of them led to any substantive discussions or negotiations of a possible transaction, such as the Merger.

During the last several months of 2006, Wild Oats’ former CEO, Perry Odak, resigned his position and, subsequently, Robert Dimond provided notice of resignation from his position as Chief Financial Officer, effective December 31, 2006. Greg Mays, a director of Wild Oats, has been serving as acting CEO during the search for a successor to Mr. Odak. WFM believed that these departures might afford an opportunity to discuss a potential business combination, given the efforts and cost that would be required for Wild Oats to rebuild its management team and implement the new strategic goals that a new team was likely to bring with them. On January 4, 2007, Mr. Mackey called Mr. Mays to assess Wild Oats’ interest in a possible acquisition of Wild Oats by WFM.

On January 8, 2007, WFM and Wild Oats executed a confidentiality agreement in connection with WFM’s evaluation of a possible acquisition of Wild Oats.

On January 10, 2007, members of Wild Oats’ senior management met with members of WFM management. During that meeting, representatives of Wild Oats provided representatives of WFM with an overview of Wild Oats’ business. Following these sessions, WFM provided a preliminary price range for a proposed transaction, subject to confirmatory due diligence.

On January 12 and 15, 2007, WFM made two separate requests for due diligence materials regarding Wild Oats’ business and legal obligations.

On January 18, 2007, Wild Oats provided initial due diligence materials to WFM and its management team. WFM held a meeting with RBC Capital Markets regarding the status of the proposed transaction, forecast assumpions and financing alternatives. WFM conducted an internal strategic assessment and evaluation of Wild Oats, and on January 20, 2007, the WFM management team made a preliminary recommendation to its board of directors to pursue an acquisition of Wild Oats.

On January 20, 2007, Mr. Mackey delivered on behalf of WFM a verbal offer of $17.50 per share of Wild Oats’ common stock, subject to further due diligence by WFM’s management team.

On January 25, 2007, WFM met with RBC Capital Markets to discuss a variety of financing alternatives for the proposed acquisition of Wild Oats. Wild Oats provided some additional due diligence materials for review by WFM’s management team and advisors.

On January 26, 2007, WFM engaged RBC Capital Markets to act as its financial advisor for the proposed transaction. On January 30, 2007, WFM and RBC Capital Markets had a telephone conference to discuss financing alternatives for the proposed acquisition of Wild Oats.

On January 26, 2007, Wild Oats engaged Citigroup to act as its financial advisor for the proposed acquisition transaction.

On February 7, 2007, WFM sent a nonbinding written offer of $18.50 per share to Wild Oats’ board of directors. Wild Oats requested a copy of the proposed merger agreement in order that Citigroup and Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to Wild Oats, could advise Wild Oats’ board of directors of any additional business issues attendant to WFM’s offer.

On February 9, 2007, Hallett & Perrin, securities counsel to WFM, distributed to Skadden an initial draft of a merger agreement providing for the acquisition of Wild Oats by WFM pursuant to a first step all cash tender offer to be followed by a merger at the same cash price per share. On February 10, 2007, the parties discussed certain requested revisions to the conditions precedent to the completion of the tender offer and merger in order to assure Wild Oats’ board of directors that any transaction, once announced, might have a higher degree of certainty of being consummated. Based upon these discussions and a detailed review of the proposed transactions, Wild Oats’ board of directors authorized its management and advisors to proceed with the negotiation of the merger agreement.

On February 12, 2007, WFM’s board of directors met to review the proposed transactions and the financing alternatives presented by RBC Capital Markets. After a detailed review of these matters, WFM’s board authorized its management and advisors to proceed with the negotiation of the merger agreement and the arrangement of financing alternatives.

Throughout the week of February 12, representatives from WFM and Wild Oats and their respective advisors had numerous conferences regarding the ongoing negotiations of the merger agreement, as well as due diligence and business integration issues.

On February 20, 2007, the Wild Oats board of directors met to discuss and evaluate the Merger, the Merger Agreement, the Offer and related transactions. Citigroup gave the Wild Oats board of directors a detailed presentation of its fairness opinion analysis. The Wild Oats board of directors approved all those matters on February 20, 2007, contingent upon the successful completion of negotiations and the final execution and delivery of the merger agreement on February 21, 2007.

On the morning of February 21, 2007, the WFM board of directors met to discuss and evaluate the Merger, the Merger Agreement, the Offer and related transactions. RBC Capital Markets gave the Wild Oats board of directors a detailed presentation of its fairness opinion analysis. The WFM board of directors approved all those matters on February 21, 2007, contingent upon the successful completion of negotiations and the final execution and delivery of the merger agreement later on February 21, 2007.

At the close of trading on February 21, 2007, WFM and Wild Oats entered into the Merger Agreement, and immediately issued a joint press release announcing the proposed business combination. On February 27, 2007, Purchaser commenced the Offer. During the pendency of the Offer, WFM and Purchaser intend to have regular ongoing contacts with Wild Oats that are customary to the consummation of a proposed business combination.

11.   Purpose of the Offer and Plans for Wild Oats; Merger Agreement

Purpose of the Offer and Plans for Wild Oats.   The purpose of the Offer and the Merger is for WFM, through Purchaser, to acquire control of, and the entire equity interest in, Wild Oats. Pursuant to the Merger, WFM will acquire all of the capital stock of Wild Oats not purchased pursuant to the Offer, the Top-Up Option or otherwise. Stockholders of Wild Oats who sell their Shares in the Offer will cease to have any equity interest in Wild Oats or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Wild Oats. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Wild Oats will not bear the risk of any decrease in the value of Wild Oats.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, WFM is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Wild Oats. See “The Merger Agreement—Directors” below. The purchase of Shares pursuant to the Offer by the Purchaser will result in the acceleration of indebtedness under Wild Oats’ bank credit agreement and permit the holders of Wild Oats’ outstanding convertible debentures to cause Wild Oats to repurchase their debentures (to the extent not then converted). Purchaser and WFM expect to fund all such amounts which may become due and payable by Wild Oats as a result of the purchase of the Shares. In the event that the Purchaser is unable to fund such amounts, the financial condition of Wild Oats would be impaired.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer (the time of such purchase, the “Purchase Time”), WFM will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the Top-Up Option so as to own more than 90% of the outstanding Shares, we may acquire Shares pursuant to the Top-Up Option.

WFM and Purchaser are conducting a detailed review of Wild Oats and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. WFM and Purchaser will continue to evaluate the business and operations of Wild Oats during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, WFM intends to review such information as part of a comprehensive review of Wild Oats’ business, operations, capitalization and management with a view to optimizing development of Wild Oats’ potential in conjunction with WFM’s existing businesses. Possible changes could include changes in Wild Oats’ business, banners, product offerings, store locations, corporate structure, charter, by-laws, capitalization and management, although, except as disclosed in this Offer to Purchase, WFM and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Purchaser nor WFM has any present plans or proposals that would result in an extraordinary corporate transaction involving Wild Oats or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Wild Oats’ capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement.   The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that WFM and Purchaser have filed with the Commission on February 27, 2007 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The Offer.   The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13—“Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn by the Expiration Date. For purposes of the Merger Agreement, “Expiration Date” means March 27, 2007, as the same may (or, to the extent required by the Merger Agreement, shall) be extended from time to time. Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Wild Oats, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13—“Certain Conditions of the Offer,” (e) amend or modify those conditions in a manner adverse to the holders of Shares, (f) extend the expiration of the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Purchaser will be required to accept for payment and pay for any and all Shares validly tendered and not withdrawn that are accepted for payment. Purchaser may, without Wild Oats’ consent, (a) extend the Offer for one or more periods of time up to 20 business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied until such time as such offer conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the Nasdaq Global Market applicable to the Offer, or (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. In addition, Purchaser may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase. See Sections 1—“Terms of the Offer” and 13—“Certain Conditions of the Offer.”

Purchaser has agreed under the Merger Agreement to extend the Offer for one or more periods determined by Purchaser of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by Purchaser, except that Purchaser is not required to extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•       the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived, unless an extension is required by law or a stock exchange rule;

•       the offer condition set forth in subparagraph (a) of paragraph 2 of Section 13—“Certain Conditions of the Offer” is not satisfied or waived (other than by reason of a judgment, injunction or order that is not final or that remains subject to appeal); or

•       Wild Oats is in breach of the Merger Agreement, the breach would result in a failure of the offer condition set forth in subparagraph (d) of paragraph 2 of Section 13—“Certain Conditions of the Offer” to be satisfied, and the breach either is not capable of being cured within 30 days following notice to Wild Oats or, if capable of being cured within that period, has not been so cured.

In any event, Purchaser is not required to extend the Offer beyond the Outside Date or at any time when Purchaser is permitted to terminate the Merger Agreement, and Purchaser is not permitted to extend the Offer beyond the Outside Date without the consent of Wild Oats. See Sections 1—“Terms of the Offer” and 13—“Certain Conditions of the Offer.”

Recommendation.   Wild Oats has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has unanimously (a) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, Wild Oats and its stockholders, (b) adopted and approved the Merger Agreement, including the “agreement of merger” (as such term is used in the DGCL) contained therein, and (c) resolved to recommend that Wild Oats’ stockholders accept the Offer and adopt the “agreement of merger” set forth in the Merger Agreement. Wild Oats has further represented to us that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, has irrevocably resolved to elect, to the extent permitted by law, for Wild Oats not to be subject to any anti-takeover laws, and has taken all necessary action with respect to the outstanding Rights, to render the Rights inapplicable to the Offer, the Merger, the Tender Agreement and the other transactions contemplated by the Merger Agreement.

Directors.   The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser has purchased pursuant to the Offer at least a majority of the outstanding Shares, Purchaser has the right to designate a number of directors of Wild Oats, rounded up to the next whole number, that is equal to the product of the total number of directors on the Wild Oats board of directors  and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. Wild Oats will, upon request by Purchaser, promptly increase the size of its board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. Wild Oats has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Wild Oats board of directors as the percentage of the entire board represented by the individuals designated by Purchaser. However, the Merger Agreement further provides that until the Effective Time certain actions of Wild Oats may only be authorized by, and will require the authorization of, a majority of the directors of Wild Oats who were not appointed by us (the “Continuing Directors”), or their successors as appointed by such Continuing Directors. In the event Purchaser’s designees are elected or appointed to the Wild Oats board of directors as described above, the Merger Agreement requires that until the Effective Time the Wild Oats board of directors shall have at least the number of independent directors, if any, as may be required by the Nasdaq rules or the federal securities laws and each committee of the Wild Oats board of directors that is required under such rules or laws to be composed of independent directors shall be so composed.

Top-Up Option.   Wild Oats has irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned or controlled directly or indirectly by WFM and Purchaser, taken as a whole, at the time of such exercise, will constitute one share more than 90% of the total Shares then outstanding (assuming the issuance of the Shares purchased under the Top-Up Option). The price per Share payable under the Top-Up Option would be equal to the Offer Price. However, the Top-Up Option will be exercisable only once, and may only be exercised on or before the 20th business day after the expiration of the Offer or the expiration of any subsequent offering period. In no event will the Top-Up Option be exercisable for a number of Shares in excess of Wild Oats’ then authorized and unissued Shares (including as authorized and unissued shares of common stock of Wild Oats any such shares held in the treasury of Wild Oats) or in an amount that would violate applicable Nasdaq rules or regulations. In addition, the Top-Up Option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any governmental entity prohibits, or requires any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity or the Wild Oats stockholders in connection with, the exercise of the Top-Up Option or the delivery of the Shares to be purchased under the Top-Up Option, if such action, consent, approval, authorization or permit, action, filing or notification has not been obtained or made, as applicable, before such exercise. Also, under the Merger Agreement Purchaser is required, concurrently with any exercise of the Top-Up Option, to give written notice to Wild Oats that, as promptly as practicable following such exercise, Purchaser intends to (and Purchaser and WFM are required to, as promptly as practicable after such exercise) consummate the Merger as a short-form merger pursuant to Section 253 of the DGCL.

The Merger.   The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Wild Oats and Wild Oats will be the surviving corporation. WFM and Purchaser have agreed in the Merger Agreement that, unless WFM and Purchaser effect a short-form merger pursuant to Delaware law, Wild Oats will hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. WFM and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by WFM or Purchaser or any of their respective controlled affiliates will be voted in favor of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, any subsequent offering period, or the exercise of the Top-Up Option, WFM, Purchaser or any other subsidiary of WFM holds at least 90% of the outstanding shares of each class of capital stock of Wild Oats, each of WFM, Purchaser and Wild Oats will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger without action of the stockholders of Wild Oats.

Charter, Bylaws, Directors, and Officers.   At the Effective Time, the certificate of incorporation of Wild Oats will be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time (except that Article I of the amended certificate of incorporation shall read as follows: “The name of the Corporation is Wild Oats Markets, Inc.”). Also at the Effective Time, the bylaws of Wild Oats will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that such bylaws will be amended to reflect that the name of the surviving corporation will be Wild Oats Markets, Inc. The directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation.

Conversion of Shares.   Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Wild Oats, owned by WFM, Purchaser or any wholly-owned subsidiary of WFM or Wild Oats, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share held in the treasury of Wild Oats and each Share owned by WFM, Purchaser or any wholly-owned subsidiary of WFM or Wild Oats will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Treatment of Options and Employee Stock Purchase Plan.   The Merger Agreement provides that, at the Purchase Time, each outstanding and unexercised option to acquire Shares granted under any of Wild Oats’ equity incentive plans (including all stock option plans), whether vested or unvested, will automatically be terminated and will thereafter solely represent the right to receive from Wild Oats, in exchange, an amount in cash equal to the product of the number of Shares subject to such option and the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such option, less any required withholding taxes. Options having an exercise price per Share equal to or greater than the Offer Price will, at the Purchase Time, be cancelled without payment of any consideration therefor. As provided in the Merger Agreement, the board of directors of Wild Oats has taken actions under Wild Oats’ Employee Stock Purchase Plan such that no further offering periods for the purchase of Shares thereunder would commence following the expiration of the offering period that ended December 31, 2006.

Representations and Warranties.   In the Merger Agreement, Wild Oats has made customary representations and warranties to WFM and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, the vote of Wild Oats’ stockholders required to approve the Merger, consents and approvals, compliance with law, permits, public filings, financial statements, absence of any Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase, the Schedule 14D-9 and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, opinion of Citigroup, brokers’ fees, and inapplicability of state takeover laws and the Rights Agreement. Each of WFM and Purchaser has made customary representations and warranties to Wild Oats with respect to, among other matters, organization and qualification, authority, consents and approvals, litigation, information to be included in the Schedule 14D-9, the Offer Documents and any proxy or information statement to be sent to stockholders in connection with the Merger, brokers’ fees, financing and ownership of Shares.

As defined in the Merger Agreement, and for purposes of the Offer, “Material Adverse Effect” means any effect, change, fact, event, development, occurrence or circumstance that, individually or together with any other effect, change, fact, event, development, occurrence or circumstance: (a) is materially adverse to the condition (financial or otherwise), properties, business, operations, results of operations, assets or liabilities of Wild Oats and all of its subsidiaries, taken as a whole; or (b) materially and adversely effects the consummation of the transactions contemplated by the Merger Agreement; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been a Material Adverse Effect:

•       any changes resulting from or arising out of general market, economic or political conditions, provided that such changes do not have a substantially disproportionate impact on Wild Oats and its Subsidiaries, taken as a whole;

•       any changes resulting from or arising out of general market, economic or political conditions in the industry in which Wild Oats or any of its subsidiaries conduct business, provided that such changes do not have a substantially disproportionate impact on Wild Oats and its subsidiaries, taken as a whole;

•       any changes resulting from or arising out of actions taken pursuant to (and required by) the Merger Agreement or at the request of Purchaser or Merger Sub or the failure to take any actions due to restrictions set forth in the Merger Agreement;

•       any changes in the price or trading volume of Wild Oats’ stock, in and of itself;

•       any failure by Wild Oats to meet published revenue or earnings projections, in and of itself;

•       any changes or effects arising out of or resulting from any legal claims or other proceedings made by any of Wild Oats’ stockholders arising out of or related to the Merger Agreement, the Offer or the Merger; or

•       other changes reasonably foreseeable as a result of the announcement of the transactions contemplated by the Merger Agreement.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•       have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement—the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•       will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for willful breach;

•       may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•       were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business.   The Merger Agreement obligates Wild Oats, from the date of the Merger Agreement to the earliest of the time when designees of WFM first constitute at least a majority of the board of directors of Wild Oats, the Effective Time and the termination of the Merger Agreement, to conduct its business in the ordinary course consistent with past practice. The Merger Agreement also contains specific restrictive covenants as to certain activities of Wild Oats prior to the Effective Time which provide that Wild Oats will not take certain actions without the prior written consent of WFM including, among other things and subject to certain exceptions, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, declaring or paying any dividends, reclassifying or redeeming its securities, making material acquisitions or dispositions, entering into, terminating or amending certain material contracts, entering into new real property leases or opening new stores, authorizing or making any capital expenditures in excess of certain agreed amounts, incurring or guaranteeing indebtedness for borrowed money in excess of certain agreed amounts, making any loans or investments, entering into or amending any employment, severance or similar agreements, increasing compensation or adopting new employee benefit plans, accelerating the vesting or payment of compensation under any employee benefit plan, changing accounting or tax principles, making material tax elections inconsistent with those made in prior periods or entering into tax settlements, settling litigation or claims, failing to keep insurance policies in force, adopting any collective bargaining agreements, entering into any material transaction with an affiliate or any tax sharing, indemnification or non-competition agreement or arrangement, terminating or failing to renew any material permit, writing down any material asset, or agreeing to take any of the foregoing actions. In addition, Wild Oats has agreed not to knowingly take or knowingly omit to take any action that is reasonably likely to result in any failure of its representations and warranties contained in the Merger Agreement to be true and correct such that the condition described in subparagraph (d) of paragraph 2 of Section 13—“Certain Conditions of the Offer” would not be satisfied on the Expiration Date.

No Solicitation.   In the Merger Agreement, Wild Oats has agreed not to, and to cause its officers, directors, employees, representatives and agents not to, directly or indirectly, until the Purchase Time initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or to engage in any discussions or negotiations with respect to, or otherwise participate in or facilitate, any Acquisition Proposal. Wild Oats further agreed to terminate any solicitation, encouragement, discussion, or negotiation with any persons with respect to any Acquisition Proposal conducted by it or its representatives prior to the date of the Merger Agreement and to request the return or destruction of all confidential information provided by or on behalf of Wild Oats to such persons.

Notwithstanding the foregoing, Wild Oats may, prior to the Purchase Time, furnish information to, and negotiate, explore or otherwise engage in substantive discussions, with any person who has made an unsolicited bona fide written proposal that is received on or after the date of the Merger Agreement (and not withdrawn), with respect to an Acquisition Proposal from such person, if, and only to the extent that each of the following conditions has been met: (a) the Wild Oats board of directors determines in good faith, after consultation with outside counsel and its financial advisors, that (i) such proposal would, if accepted, be reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, (ii) the proposal would, if consummated, result in a transaction that is more favorable to Wild Oats’ stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement (such more favorable Acquisition Proposal hereinafter referred to as a “Superior Proposal,” provided, that for purposes of the definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned below, except that references to “15% or more” shall be deemed to be references to “50% or more”), and (iii) that the Wild Oats board of directors would reasonably be likely to breach its fiduciary duties to stockholders under applicable law without taking such action; (b) prior to taking such action, Wild Oats receives from such person an executed confidentiality agreement having terms no more favorable than the Confidentiality Agreement (as defined below); and (c) Wild Oats promptly provides to WFM any non-public information that is provided to the Person making such Acquisition Proposal or its representatives which was not previously provided to WFM or Purchaser.

The Merger Agreement requires Wild Oats to notify WFM within one business day of the receipt of any Acquisition Proposal or indication of interest in making an Acquisition Proposal or any inquiry or request for non-public information (other than requests in the ordinary course of business and unrelated to an Acquisition Proposal) or any inquiry or request for discussion or negotiations regarding any Acquisition Proposal, including the identity of the person making the proposal, the material terms thereof and thereafter to keep WFM reasonably informed on a current basis of the status of the material terms of any Acquisition Proposal.

The Merger Agreement provides that Wild Oats shall not take any action to (i) exempt any person (other than Purchaser, WFM and their respective affiliates) from the provisions of Section 203 of the DGCL or any similar takeover laws, (ii) exempt any persons (other than Purchaser, WFM and their respective affiliates) from the provisions of “control share acquisitions” confirmed in any takeover structure or otherwise cause such restrictions not to apply, or (iii) amend or waive the Rights Agreement or redeem the Rights, or agree to do any of the foregoing, in each case, unless such actions are taken substantially concurrently with a termination by Wild Oats of the Merger Agreement, as described below under clause (d) of “Termination.”

Wild Oats may not (i) approve, recommend or cause the Company to enter into a written Acquisition Proposal, or (ii) withdraw or modify or change in any manner adverse to Purchaser its recommendation. Notwithstanding the foregoing, the Wild Oats board of directors may withdraw or modify or change, in a manner adverse to WFM or Purchaser, its recommendation of the Offer or the Merger and terminate the Merger Agreement, as described below under clause (d) of “Termination,” in response to a written Acquisition Proposal from a third party if all of the following conditions are met: (a) the Wild Oats board of directors determines in good faith, after consultation with outside counsel and its financial advisors, that (i) the Acquisition Proposal constitutes a Superior Proposal (and financing for such proposal, to the extent required, is committed) and (ii) it would breach its fiduciary duties to stockholders under applicable law without taking such action; (b) Wild Oats has provided at least five business days prior written notice of its intention to take such action and provided Purchaser and WFM a reasonable opportunity to respond to any such Superior Proposal; and (c) the Wild Oats board of directors fully considers any such response by Purchaser and WFM and has concluded that, notwithstanding such response, the Acquisition Proposal continues to be a Superior Proposal; and (d) substantially concurrently with such termination, Wild Oats pays WFM the Termination Fee (as defined below under “—Fees and Expenses.” Notwithstanding the foregoing restrictions, the Merger Agreement does not prohibit the Wild Oats board of directors from (i) taking and disclosing to the Wild Oats stockholders a position required by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act, or (ii) making any other disclosure (including a withdrawal or modification of its recommendation of the Offer and the Merger), if the Wild Oats board of directors determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be reasonably likely to be a breach of its fiduciary duties to stockholders under applicable law; provided, that if the Wild Oats board of directors makes any disclosure other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Acquisition Proposal, or (iii) an express reaffirmation of its recommendation to its stockholders in favor of the Offer and the Merger, the making of such disclosure shall be deemed to be a withdrawal of its recommendation of the Offer and the Merger.

Under the Merger Agreement: “Acquisition Proposal” means any inquiry, proposal, offer or indication of interest from any person (other than by or on behalf of Purchaser or WFM) relating to (i) any direct or indirect acquisition or purchase (including any single or multiple-step transaction) of a business or assets of Wild Oats or its subsidiaries that constitutes a substantial portion of the net revenues, net income or assets of Wild Oats or any of its “significant subsidiaries” (as defined in Rule 1-02 under Regulation S-X of the Securities Act) (a “Significant Subsidiary”), or 15% or more beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of any class of equity securities of Wild Oats or any of its Significant Subsidiaries, (iii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning (as determined pursuant to Rule 13d-3 under the Exchange Act) 15% or more of any class of equity securities of Wild Oats or any of its Significant Subsidiaries or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving Wild Oats or any of its Significant Subsidiaries, in each case other than the transactions contemplated by the Merger Agreement and any transaction by Wild Oats that is not restricted by the special restrictive covenants in the Merger Agreement, which are described above under “Covenants—Conduct of Business”.

Employee Matters.   The Merger Agreement provides that, to the extent permitted under any applicable law and the benefit plans of WFM, each employee of Wild Oats will be given credit for all service with Wild Oats (or service credited by Wild Oats) under all employee benefit plans, programs policies and arrangements maintained by WFM in which they participate or in which they become participants after the Effective Time for purposes of eligibility, vesting and benefit accrual, including for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan; provided, that credit is not required to be given for service to the extent such credit would result in duplication of benefits.

Indemnification and Insurance.   In the Merger Agreement, WFM and Purchaser have agreed for a period of six years after the Effective Time (i) to honor and fulfill in all respects the obligations of Wild Oats and its subsidiaries under any indemnification agreements in effect immediately prior to the Effective Time between Wild Oats or any of its subsidiaries and any present or former officer or director of Wild Oats (including any person that becomes an officer or director of Wild Oats between the date of the Merger Agreement and the Effective Time (collectively, the “Indemnified Parties”), and (ii) that the certificate of incorporation and bylaws of the surviving corporation in the Merger will contain provisions no less favorable with respect to indemnification and exculpation from liabilities of the Indemnified Parties than those in effect as of the date of the Merger Agreement. The Merger Agreement also provides that, subject to certain conditions and limitations, WFM and the surviving corporation will indemnify each present and former officer and director of Wild Oats in respect of acts of omissions occurring at or prior to the Effective Time to the fullest extent Wild Oats is permitted to do so under applicable law and its certificate of incorporation or bylaws as in effect on the date of the Merger Agreement. In the event of any such proceeding, each such indemnified person will be entitled to advancement of expenses incurred in the defense of the proceeding from Wild Oats or the surviving corporation, as applicable, to the same extent such persons had the right to advancement of expenses from Wild Oats as of the date of the Merger Agreement under applicable law or pursuant to Wild Oats’ certificate of incorporation and bylaws.

The Merger Agreement further provides that Wild Oats shall use reasonable efforts to purchase, prior to the Effective Time, tail policies to Wild Oats’ directors’ and officers’ liability insurance policies as in effect on the date of the Merger Agreement, at least as protective to such directors and officers as the coverage provided by Wild Oats’ directors’ and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than three hundred percent 300% of the current annual premium for the Wild Oats’ directors’ and officers’ liability insurance policies. In the event that a tail policy cannot be obtained, the surviving corporation will be required for six years after the Effective Time to purchase annual insurance policies covering the Indemnified Parties on terms and conditions no less favorable than those in effect on the date of the Merger Agreement in terms of coverage and amounts, so long as the cumulative aggregate cost does not exceed 300% of the current annual premium for the Wild Oats’ directors’ and officers’ liability insurance policies.

Reasonable Best Efforts.   The Merger Agreement provides that, subject to its terms and conditions, each of Wild Oats, Purchaser and WFM will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. However, this obligation does not require WFM or Purchaser to keep the Offer open beyond the Expiration Date. Pursuant to the Merger Agreement, the parties will, to the extent required, make filings under the HSR Act or antitrust or competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership and take other actions necessary to obtain any consents, approvals or clearances required in connection with the transactions contemplated by the Merger Agreement.

In the event that any proceeding is instituted challenging any transaction contemplated by the Merger Agreement, each of WFM, Purchaser and Wild Oats is required by the Merger Agreement to use reasonable best efforts to contest such action and have lifted any judgment or order that prevents or restricts the consummation of the transactions. Each of WFM, Purchaser and Wild Oats have further agreed to take all reasonable actions that are necessary, proper or advisable to avoid any obstacle that may be asserted by any governmental authority under applicable antitrust laws to enable the Merger to be completed as soon as possible, and to cause the termination of the applicable waiting periods under the HSR Act. In this regard, WFM has agreed that its reasonable best efforts will include the divestiture, if required, of certain of Wild Oats’ stores, but that in no event will it be required to divest any existing WFM stores.

Takeover Laws.   If any “moratorium,” “control share acquisition,” “business combination,” “fair price,” “stockholder protection,” “interested stockholder” or other similar anti-takeover laws become applicable to the transactions contemplated by the Merger Agreement, each of Wild Oats, WFM and Purchaser and their respective boards of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement can be completed as soon as practicable and shall otherwise use their reasonable best efforts to minimize the effects of those laws on the Offer, the Merger and any other transaction contemplated by the Merger Agreement.

Notification of Certain Matters.   Wild Oats has agreed to give prompt notice to Purchaser and WFM, and Purchaser and WFM have agreed to give prompt notice to Wild Oats, (i) upon obtaining knowledge of the occurrence or non-occurrence of any fact,  event or circumstance which (x) is likely to cause any representation or warranty to be untrue or inaccurate in any material respect or (y)  has or is reasonably expected to result in a Material Adverse Effect, or (ii) upon any material failure of such party to comply with any covenant, condition or agreement to be complied with, including any offer condition. The delivery of any notice will not cure any breach of any representation or warranty requiring disclosure or otherwise affect the remedies available to the party receiving such notice.

Conditions to Consummation of the Merger.   Pursuant to the Merger Agreement, the respective obligations of WFM, Purchaser and Wild Oats to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of the following conditions: (a) unless the Merger is consummated as a short-form merger, the agreement of merger contained in the Merger Agreement shall have been adopted by the affirmative vote of holders of at least a majority in combined voting power of the outstanding Shares; (b) the applicable waiting periods under the HSR Act shall have expired or been terminated; and (c) no law, judgment, writ, or court order shall have become effective or enforced, and no other action shall have been taken, in any court of competent jurisdiction or by any governmental entity that has the effect of making closing the Merger illegal or, directly or indirectly, restraining or prohibiting the consummation of the Merger.

In addition to those conditions on all the parties’ obligations to consummate the Merger:

(a) unless WFM has already consummated the Offer, the obligations of Wild Oats to effect the Merger are subject to (i) WFM and Purchaser having performed in all material respects their obligations under the Merger Agreement that are required to be performed prior to the Effective Time; and (ii) all of the representations and warranties of WFM and Purchaser contained in the Merger Agreement being true and correct (without giving effect to any “materiality” qualifiers) as of the date of the Merger Agreement and the Effective Time, with the same force and effect as if made at the Effective Time, except for (A) those representations and warranties that address matters only as of a particular date or specific period of time, which only need to be true and correct as of such date or time period, and (B) when the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” qualifiers) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of WFM and Purchaser to effect the transactions contemplated by the Merger Agreement; and

(b) unless WFM has already consummated the Offer, the obligations of WFM and Purchaser to effect the Merger are subject to (i) Wild Oats having performed in all material respects its obligations under the Merger Agreement that are required to be performed prior to the Effective Time; (ii) all of the representations and warranties of Wild Oats contained in the Merger Agreement being true and correct as of the date of the Merger Agreement and the Effective Time, with the same force and effect as if made at the Effective Time, except for (A) those representations and warranties that address matters only as of a particular date or specific period of time, which only need to be true and correct as of such date or time period, and (B) when the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect; (iii) no change, event or circumstance having occurred since the date of the Merger Agreement that has a Material Adverse Effect; and (iv) the parties having obtained all third party consents or approvals that are noted as being required in the applicable sections of the disclosure schedules to the Merger Agreement.

Termination.   The Merger Agreement provides that it may be terminated, and the Offer and the Merger may be abandoned:

(a)    at any time prior to the Effective Time, by mutual written consent of WFM and Wild Oats, duly authorized by their respective boards of directors;

(b)   at any time prior to the Effective Time, by WFM or Wild Oats, if (i) any governmental entity issues an order, decree or ruling or takes any other final action permanently prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and nonappealable (provided that the party seeking to terminate shall have complied with its obligations to cooperate and obtain consents under the Merger Agreement and used its reasonable best efforts to have any such order, decree, ruling or other action vacated or lifted), or (ii) if the Merger shall not have been consummated by the Outside Date; provided, however, that the right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Merger to occur on or before the Outside Date, or (iii) the Merger has not been approved by the stockholders of Wild Oats;

(c)    by Wild Oats if WFM or Purchaser breaches or fails to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or WFM’s or Purchaser’s representations and warranties fail to be true and correct under the relevant materiality standards provided in the Merger Agreement, and the breach or failure to perform or comply is not capable of being cured within 30 days following notice to WFM or Purchaser, as applicable, or, if capable of being cured within that period, has not been so cured; provided, further, that Wild Oats may not terminate the Merger Agreement under this subparagraph (c) if Wild Oats is then in material breach of any of its covenants or agreements contained in the Merger Agreement;

(d)   by Wild Oats, if all of the following conditions are satisfied: (i) Wild Oats has not willfully breached its obligations described above under “Covenants—No Solicitation”; (ii) Wild Oats has received a written Acquisition Proposal from a third party that the board of directors of Wild Oats believes in good faith to be bona fide and which the board concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal; (iii) Wild Oats has provided at least five business days’ prior written notice of its intention to approve or recommend or accept the Superior Proposal and the material terms of the Superior Proposal to Purchaser and WFM and has provided Purchaser and WFM with a reasonable opportunity to respond to such Superior Proposal; and (iv) substantially concurrently with such termination, Wild Oats pays the Termination Fee and enters into a definitive agreement with respect to the Superior Proposal; or

(e)    by WFM if Wild Oats breaches or fails to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or Wild Oats’ representations and warranties fail to be true and correct under the relevant materiality standards provided in the Merger Agreement, and the breach or failure to perform or comply is not capable of being cured within 30 days following notice to Wild Oats or, if capable of being cured within that period, has not been so cured; provided, further, that WFM may not terminate the Merger Agreement under this subparagraph (e) if WFM or Purchaser is then in material breach of any of its covenants or agreements contained in the Merger Agreement.

Fees and Expenses.   Except as described below with respect to the Termination Fee and certain other fees, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, other than expenses incurred in connection with the filings required under the HSR Act, which will be shared equally between WFM and Wild Oats.

In the event that the Merger Agreement is terminated under the circumstances described in subparagraph (d)  under “Termination” above, Wild Oats has agreed to pay WFM a termination fee of $15,200,000 (the “Termination Fee”). Wild Oats has also agreed to pay WFM the Termination Fee if (1)(a) the Merger Agreement is terminated under the circumstances described in subparagraph (b)(ii) or (b)(iii) under “Termination”, and (b) both the following conditions are satisfied: (i) at any time on or after the date of the Merger Agreement and before such termination, an Acquisition Proposal has been made to the Wild Oats board of directors or to Wild Oats or has been publicly announced and not irrevocably withdrawn, or any person has publicly announced (and not irrevocably withdrawn) an intention to make an Acquisition Proposal; and (ii) within 12 months after the date of such termination, Wild Oats consummates any transaction specified in the definition of Acquisition Proposal (provided that, for this purpose, references in the definition of Acquisition Proposal to 15% will be replaced by 50%) or (2) Wild Oats shall have withdrawn or modified its recommendation to its stockholders regarding the Offer and the Merger and the Merger shall not have been approved by the stockholders of Wild Oats. If WFM would be entitled to terminate the Agreement and receive the Termination Fee, then the right to terminate and receive the Termination Fee will be the exclusive remedy of WFM and Purchaser in respect of any breach of Wild Oats’ covenants, agreements or representations and warranties under the Merger Agreement.

If Wild Oats terminates the Merger Agreement (i) under the circumstances described in subparagraph (c) under “Termination” above or (ii) under the circumstances described in subparagraph (b)(ii) under “Termination” above, where the Merger did not occur prior to the Outside Date as a result of the breach of representations, warranties or covenants of WFM and Purchaser, then WFM will be obligated to pay Wild Oats a termination fee of $4,000,000 within one business day following such termination.

If WFM terminates the Merger Agreement (i) under the circumstances described in subparagraph (e) under “Termination” above or (ii) under the circumstances described in subparagraph (b)(ii) under “Termination” above, where the Merger did not occur prior to the Outside Date as a result of the breach of representations, warranties or covenants of Wild Oats, then Wild Oats will be obligated to pay WFM a termination fee of $4,000,000 within one business day following such termination.

Amendment.   The Merger Agreement may be amended by the parties at any time before the Effective Time (subject, in the case of Wild Oats to certain actions requiring the approval of the Continuing Directors, as described under “Directors” above), whether before or after adoption of the Merger Agreement by the stockholders of Wild Oats, but (a) after Purchaser purchases Shares pursuant to the Offer, no amendment may be made that decreases the Merger Consideration, and (b) after adoption of the Merger Agreement by the Wild Oats stockholders, no amendment may be made which by law or stock exchange rule requires the further approval of the Wild Oats stockholders without such approval.

Waiver.   At any time prior to the Effective Time, any party to the Merger Agreement (subject, in the case of Wild Oats, to certain actions requiring the approval of the Continuing Directors, as described under “Directors” above) may extend the time for performance for any of the acts of the other parties, waive any inaccuracies in the representations and warranties contained in the Merger Agreement, and, subject to the requirements of applicable law, waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement, except that the Minimum Tender Condition may be waived by Purchaser only with the prior written consent of Wild Oats.

Confidentiality Agreement.   On January 8, 2007, WFM and Wild Oats entered into a letter agreement (the “Confidentiality Agreement”) that provided, in part, that as a condition to being furnished certain information to be furnished by Wild Oats, WFM would (subject to limited exceptions) keep such information confidential for a period of two years from the date of the Confidentiality Agreement, unless otherwise required by law, and not to use such information for any purpose other than in connection with evaluating a potential transaction with Wild Oats. WFM also agreed, among other things, that for a period of one year after the date of the Confidentiality Agreement WFM will not, directly or indirectly, alone or in concert with others, (i) propose any business combination, acquisition or  other extraordinary transaction involving Wild Oats, its successors, securities or any substantial part of its assets, or acquire or propose to acquire any additional Shares, (ii) seek or propose to influence or control, through any solicitation of proxies, the voting securities of Wild Oats, or otherwise, the board of directors, management or policies of Wild Oats, or (iii) make any public disclosure or take any action that could require Wild Oats to make any public disclosure with respect to those actions. WFM further agreed that, for a period ending on the earliest of the consummation of a definitive agreement for a transaction and the expiration of two years after execution of the Confidentiality Agreement, subject to specified exceptions, it would not offer to hire or hire any person currently or formerly employed by Wild Oats that is senior vice president level or higher, nor to initiate or maintain contact with any officer, director or employee of Wild Oats with respect to confidential information of Wild Oats for purposes of making an acquisition proposal. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger.   If, following the consummation of the Offer, the Merger is not consummated for any reason (see “Conditions to Consummation of the Merger” above),

WFM, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by WFM or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable NASDAQ rules and regulations regarding director independence, Wild Oats has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Wild Oats to consist of persons designated by Purchaser (see “—The Merger Agreement—Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Wild Oats (assuming no waiver of the Minimum Tender Condition, which would require consent by Wild Oats), WFM indirectly will be able to control decisions of the board of directors of Wild Oats and the decisions of Purchaser as a stockholder of Wild Oats. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If WFM controls more than 50% of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Wild Oats, other than those affiliated with WFM, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

The Tender Agreement

The following is a summary of the material provisions of the Tender Agreement, which is among Purchaser, WFM, Wild Oats, and the Yucaipa Stockholders. The following description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender Agreement, you are encouraged to read the full text of the Tender Agreement attached to the Schedule TO.

Under the Tender Agreement, the Yucaipa Stockholders have agreed to accept the Offer and to tender in the Offer all Shares beneficially owned by them, which represent approximately 18% of the outstanding Shares. The Yucaipa Stockholders also agreed that they will not withdraw any Shares tendered pursuant to the Offer, unless Purchaser terminates the Offer or the Tender Agreement is terminated according to its terms.

The Yucaipa Stockholders further agreed that they will appear at any meeting of Wild Oats stockholders with respect to any actions relating to the Merger Agreement, and will vote, in person or by proxy, the Shares beneficially owned by them in favor of approval of the Merger Agreement and against any action or agreement (i) that would constitute an Acquisition Proposal (as defined in the Merger Agreement), (ii) that would reasonably be expected to materially impede, interfere with or delay the consummation of the Offer or the Merger or dilute the benefits to WFM of the transactions contemplated by the Merger Agreement or (iii) that would constitute a liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Wild Oats or any of its subsidiaries. In order to secure their agreement to so vote the Shares owned by them, the Yucaipa Stockholders granted an irrevocable proxy appointing each officer of WFM its attorney-in-fact and proxy for the purpose of voting those Shares in favor of the Merger and related transactions. The proxy is revoked upon the termination of the agreement.

The Tender Agreement contains customary representations, warranties, covenants and agreements, and provides that it will terminate automatically upon the earliest to occur of the Effective Time and termination of the Merger Agreement.

12.   Source and Amount of Funds

The Offer is not conditioned upon WFM’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. WFM and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and the Merger, make payments to holders of outstanding options and warrants to purchase Wild Oats common stock as required by the Merger Agreement, and retire Wild Oats’ outstanding indebtedness will be approximately $700.0 million (after giving effect to the use of Wild Oats’ estimated cash and cash equivalents of approximately $48.3 million, according to information provided by Wild Oats), including approximately $15.3 million in fees and expenses of WFM and Wild Oats relating to the transactions. WFM will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. WFM expects to obtain the necessary funds from existing cash balances and a new senior five year credit facility committed to by Royal Bank of Canada, RBC Capital Markets, JPMorgan Chase Bank and JP Morgan Securities, Inc., expected to be in the amount of $700 million, plus an increase in WFM’s existing revolving credit facility, which is expected to be increased to $250 million. WFM anticipates that amounts outstanding under the senior facility will bear interest at a rate equal to, at our option (i) an alternate base rate, equal to the higher of (a) the corporate base rate of interest announced or established by the Administrative Agent in the United States from time to time, changing effective on the date of announcement of said corporate base rate changes, and (b) the Federal Funds Rate plus 0.50% per annum, or (ii) an adjusted Eurodollar Rate plus an applicable margin. After consummation of the transactions, WFM may refinance a portion of such funds through the issuance of debt or equity securities in public or private offerings.

The Purchaser does not think its financial condition is relevant to the holders’ of Shares decision whether to tender Shares and accept the Offer because:

•       the Offer is being made for all outstanding Shares solely for cash;

•       the Purchaser, through its parent company, WFM, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of the Purchaser’s financial capacity in relation to the amount of consideration payable;

•       the Offer is not subject to any financing condition; and

•       if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

The Offer is not conditioned upon any financing arrangements.

13.   Certain Conditions of the Offer

1.     Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless, immediately prior to the Expiration Date:

(a)    there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares, which, together with the number of Shares, if any, then beneficially owned by WFM, Purchaser and any subsidiary or affiliate of WFM or Purchaser, taken as a whole, includes all of the Shares subject to the Tender Agreement and constitutes at least a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which Wild Oats would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then exercisable, other than potential dilution attributable to the Rights on the date Shares are accepted for payment (the “Minimum Tender Condition”); and

(b)   the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement, if any, shall have expired or been terminated.

2.     Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer if any of the following conditions exist:

(a)    there shall have been any, law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity that would, directly or indirectly: (i) restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger; (ii) impose material limitations on the ability of WFM, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares, including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of Wild Oats; or (iii) require, or condition any approval on, the divestiture by WFM, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Purchaser, WFM, Wild Oats, or any of their respective subsidiaries or affiliates to divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) with respect to any business, asset or property of WFM or its subsidiaries, on the one hand, or of Wild Oats, on the other hand, except as described above under Section 11—“Purpose of the Offer and Plans for Wild Oats; Merger Agreement—Reasonable Best Efforts”;

(b)   there shall be pending any action, proceeding or counterclaim by any governmental entity challenging the making or consummation of the Offer or the Merger or seeking, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iii) of subparagraph (a) of this paragraph 2;

(c)    any change, event or circumstance has occurred since the date of the Merger Agreement that has a Material Adverse Effect;

(d)   (i) Wild Oats shall have materially breached or failed to comply in any material respect with any of its agreements contained in the Merger Agreement or (ii) any representation or warranty of Wild Oats contained in the Merger Agreement shall not be true and correct except for such breaches of representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect as of any scheduled expiration of the Offer (except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date);

(e)    the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer; which, in the reasonable judgment of WFM or Purchaser, in any case, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares; or

(f)    WFM shall not have received the required approval to consummate the Offer under that certain Third Amended and Restated Credit Agreement, dated as of October 1, 2004, as amended, to which WFM, its subsidiaries and JPMorgan Chase Bank, N.A., as agent, are parties.

The foregoing conditions are for the benefit of WFM and Purchaser and, regardless of the circumstances, may be asserted by WFM or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental entity may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition, which may not be waived without the prior written consent of Wild Oats) may be waived by WFM or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission. The failure of WFM or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.   Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, Wild Oats shall not, and shall not permit any of its subsidiaries to, without the prior consent of WFM, declare, set aside, make or pay any dividends or any other distribution (whether in cash, stock, property or otherwise) with respect to any of its capital stock. See Section 11—“Purpose of the Offer and Plans for Wild Oats; Merger Agreement—The Merger Agreement—Covenants.”

15.   Certain Legal Matters

General.   Except as otherwise set forth in this Offer to Purchase, based on WFM’s and Purchaser’s review of publicly available filings by Wild Oats with the Commission and other information regarding Wild Oats, WFM and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Wild Oats and which might be adversely affected by the acquisition of Shares by Purchaser, WFM or WFM pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser, WFM or WFM pursuant to the Offer. In addition, except as set forth below, WFM and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for WFM’s, WFM’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, WFM and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Wild Oats’ or WFM’s business or that certain parts of Wild Oats’ or WFM’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Certain Conditions of the Offer.”

Antitrust Compliance.   Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. WFM and Wild Oats each filed a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division on February 26, 2007. Neither the Offer nor the Merger may be consummated unless a 15 calendar day waiting period, scheduled to expire on March 13, 2007, is earlier terminated by the FTC and the Antitrust Division. If within this 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by WFM with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with consent of WFM. In practice, complying with a Second Request can take a significant period of time. If the requirements of the HSR Act applied to the Offer and the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of Wild Oats. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Wild Oats, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—“Certain Conditions of the Offer.”

Foreign Laws.   Purchaser is not aware, and Wild Oats has advised Purchaser that it is not aware, of any material required approvals or consents under any antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”). If any Foreign Antitrust Laws are applicable to the Offer or the Merger, Wild Oats and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Stockholder Approval.   Wild Oats has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Wild Oats and the consummation by Wild Oats of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action of Wild Oats, and that no other corporate proceedings on the part of Wild Oats are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement by the holders of at least a majority in voting interest of the outstanding Shares prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Wild Oats’ certificate of incorporation, the Shares are the only securities of Wild Oats that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Wild Oats. WFM and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by WFM or Purchaser or their controlled affiliates will be voted in favor of the Merger.

Short-Form Merger.   The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, WFM could, and (subject to the satisfaction of waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Wild Oats if permitted to do so under the DGCL. Even if WFM and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, WFM and Purchaser could seek to purchase additional Shares in the open market, from Wild Oats or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

State Takeover Laws.   A number of states (including Delaware, where Wild Oats is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, Wild Oats is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Wild Oats has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and irrevocably resolved to elect, to the extent permitted by law, for Wild Oats not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Certain Conditions of the Offer.”

Appraisal Rights.   No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Wild Oats may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions.   Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither WFM nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.   Fees and Expenses

Purchaser has retained the Depositary, the Dealer Manager and the Information Agent in connection with the Offer. Each of the Depositary, the Dealer Manager and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent and the Dealer Manager may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.   Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and WFM have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of WFM or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of WFM, Purchaser, Wild Oats or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

WFMI Merger Co.
February 27, 2007

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF WFM AND PURCHASER

WHOLE FOODS MARKET, INC.

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of WFM. Except as otherwise noted, positions specified are positions with WFM. The business address of each person is 550 Bowie Street, Austin, Texas 78703.

Name	Principal Occupation or Employment	Citizenship
David W. Dupree	Director (since August 1996); Managing Director of The Halifax Group (since 1999).	US
Dr. John B. Elstrott	Director (since February 1995); Clinical Professor of Entrepreneurship at Tulane University’s Freeman School of Business.	US
Gabrielle E. Greene	Director (since September 2003); Principal of Rustic Canyon/Fontis Partners, LP (since October 2005); previously, Chief Financial Officer of Villanueva Companies.	US
Hass Hassan	Director (since June 2005); General Partner of Greenmont Capital (since 2004); previously, Founder and President of Fresh & Wild, Ltd. (from 1999 to 2004)	US
John P. Mackey	Chairman and Chief Executive Officer (since 1980)	US
Linda A. Mason	Director (since March 2002); Chairman of the Board of Bright Horizons Family Solutions (since July 1998)	US
Morris Siegel	Director (since September 2003); Self-Employed (investments) (since 2002); previously, Co-Founder and Chairman of Celestial Seasonings, Inc. (from 1970 to 2002)	US
Ralph Z. Sorenson	Director (since December 1994); Managing Partner of the Sorenson Limited Partnership	US
Glenda Chamberlain	Executive Vice President and Chief Financial Officer (since December 1988)	US

A.C. Gallo	Co-President (since September 2004) and Chief Operating Officer (since December 2003); various other positions (since October 1992)	US
James Sud	Executive Vice President of Growth and Business Development (since February 2001); Vice President and Chief Operating Officer (from 1997 to 2001)	US
Walter Robb	Co-President (since September 2004) and Chief Operating Officer (since December 2003); various other positions (since 1991)	US
Lee Valkenaar	Executive Vice President of Global Support (since September 2004); various other positions, including President of the Mid-Atlantic Region (since 1987)	US

PURCHASER

Set forth below are the name and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser.  The business address of each person is 550 Bowie Street, Austin, Texas 78703.

Name	Principal Occupation or Employment	Citizenship
Roberta Lang	President and Sole Director of WFMI Merger Co.; General Counsel of Whole Foods Market, Inc. (since 2000)	US
Patricia D. Yost	Secretary; Global Director of Tax for Whole Foods Market, Inc. (since 1996)	US

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Wild Oats or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:
Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 43014 Providence, RI 02940-3014	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. Attention: Corporate Actions 250 Royall Street Canton, MA 02021

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

17 State Street, 10th Floor New York, NY 10004 Banks and Brokers call: (212) 440-9800 All others Call Toll-Free: (866) 313-2357	One Liberty Plaza, 165 Broadway New York, NY 10006 Banks and Brokers call: (415) 633-8668 All others Call Toll-Free: (800) 777-9315 x8668